UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2015. OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________ Commission file number 1-4422

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

Western Industries – North, LLC

Western Industries Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA 30324

1

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2015 and 2014

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 –14

Supplemental Schedule:	15
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	16

Signatures	17
Ex-23.1 Consent of Independent Registered Public Accounting Firm	19

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

Western Industries Retirement Savings Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Western Industries Retirement Savings Plan (the Plan) as of , and the related statement of changes in net assets available for benefits for the year ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of , and the changes in net assets available for benefits for the year ended , in conformity with accounting principles generally accepted in the United States.

The supplemental information in the accompanying schedule of assets (held at end of year) as of has been subjected to audit procedures performed in conjunction with the audit of the Western Industries Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

As discussed in Note 2 to the financial statements, in 2015 the Plan adopted new accounting guidance ASU 2015-07 and 2015-12 and they have been retrospectively applied to the 2014 period presented. Our opinion is not modified with respect to this matter.

/s/ Windham Brannon, P.C.

Atlanta, Georgia

June 20, 2016

3

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

ASSETS	2015	2014
INVESTMENTS:
Investments at fair value	$14,965,580	$23,061,303
Investments at contract value	10,641,830	19,479,602
Total Investments	25,607,410	42,540,905

RECEIVABLES:
Employer contribution receivable	389,009	608,629
Notes receivable from participants	752,230	1,290,673
Total Receivables	1,141,239	1,899,302

NET ASSETS AVAILABLE FOR BENEFITS	$26,748,649	$44,440,207

The accompanying notes are an integral part of these financial statements.

4

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2015

ADDITIONS:
Additions to net assets attributed to:
Investment Income:
Net change in fair value of investments	$(249,689)
Net appreciation of synthetic GIC	333,175
Dividends	21,059
104,545

Interest on notes receivable from participants	29,558
Contributions:
Employer	561,077
Participants	719,781
Rollovers	31,836
1,312,694
Total Additions	1,446,797

DEDUCTIONS:
Distributions to participants	3,142,943
Participant transaction charges	1,839
Total Deductions	3,144,782
Net Decrease	(1,697,985)

Transfer of assets out of Plan	(15,993,573)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	44,440,207
END OF YEAR	$26,748,649

The accompanying notes are an integral part of these financial statements

5

Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	DESCRIPTION OF PLAN

The following description of the Western Industries Retirement Savings Plan (the “Plan”) is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering eligible employees of Western Industries North, LLC (the “Company” and the “Plan Sponsor”) and Western Industries South, LLC (excluding the Western Sales employees, Supervisors and Managers as amended in the Plan Restatement). Rollins, Inc. is the Company’s parent. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan administrator has the discretion to provide transfers to and from defined contribution plans maintained by related companies. This provision is intended primarily to facilitate the periodic transfers to and from the Rollins 401(k) Savings Plan (“Rollins Plan”) or the Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans from other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. Common Stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. Common Stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. Common Stock with taxes deferred. Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. Common Stock held in their accounts under the Plan.

Eligibility

Employees are eligible to participate in the Plan following completion of three months of service for fulltime employees and one year of service in which at least 1,000 hours of work was completed for non-fulltime employees. Employees enter the Plan on the first day of the quarter following attainment of eligibility requirements.

6

Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation, unless the employee elects differently. Participants may elect to contribute up to 75% of eligible compensation as defined by the Plan, subject to a maximum of $18,000 in 2015. Participants age 50 or older may also make additional “catch-up” contributions limited to $6,000 in 2015. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”). The Company matches each participant’s contribution equal to $0.50 for each $1.00 contributed limited to the first 3% of the participant’s compensation. The Company match is contributed to employees each pay period. For the year ended December 31, 2015, the Company contributed approximately $185,000 in matching contributions.

Discretionary contributions made by the Company under a profit sharing program are determined at the end of the year by the Company’s Board of Directors. Participants whose compensation is in excess of the Social Security taxable wage base receive an allocation equal to the greater of 5.7% or a percentage equal to the Social Security contribution rate in effect at the beginning of the Plan year of such excess compensation. The contributions remaining after making the allocation, if any, are allocated to all eligible participants based on the ratio of a participant’s compensation to the total compensation of all eligible participants, provided the participant has completed 1,000 hours of service during the Plan year and is an employee on the last day of the Plan year. No discretionary profit sharing contributions were made in 2015.

Additional discretionary Company contributions are determined at the end of the year by the Company’s Board of Directors. The Company can elect to provide an additional discretionary contribution up to three percent of a participant’s compensation. To be eligible for the additional discretionary contribution, the participant must be actively employed on the last day of the Plan year and have completed 1,000 hours of service during the Plan year. An additional discretionary contribution of $389,009 was made for 2015.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution and earnings on the investments in their account, and is charged with specific transaction fees. Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds, one synthetic guaranteed investment contract, and Rollins, Inc. Common Stock as investment options for participants. Participants may change their investment options on a daily basis. The default investment fund is selected by the Administrator. The Administrator has elected GoalMaker (an asset allocation model based on the participants expected retirement date which includes various fund options offered by the Plan) as the default investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 25% of the participants are no longer employees of the Company.

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Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Notes Receivable from Participants

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance of employee contributions plus actual earnings thereon or $50,000. Principal and interest are paid ratably through payroll deductions. A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections. Loan terms range from 1 to 5 years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%. Interest rates are updated quarterly. The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter. Participants may only have one loan outstanding at a time.

Vesting

Participants are vested immediately in their contributions, plus actual earnings thereon. Upon normal retirement, disability, or death, each participant is 100% vested in the Company’s contributions. Participants vest in the Company’s additional discretionary and profit sharing contributions based on the following schedule:

Years of Credit Service	Vesting

Less than 2 years	0%
Between 2 and 3 years	20%
Between 3 and 4 years	40%
Between 4 and 5 years	60%
Between 5 and 6 years	80%
6 years or more	100%

Participants hired prior to January 1, 2007 vest in the additional discretionary and profit sharing contributions based on a vesting schedule that begins at 3 years and earns 20% each year thereafter through 7 years of service.

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Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

A participant’s vested percentage in the Company match contributions is determined in accordance with the following schedule:

Years of Credit Service	Vesting

Less than 1 year	0%
Between 1 and 2 years	20%
Between 2 and 3 years	40%
Between 3 and 4 years	60%
Between 4 and 5 years	80%
5 years or more	100%

Forfeitures

Forfeitures are created when participants terminate employment before becoming vested in the Company’s contributions. Forfeitures were $3,851 at December 31, 2015 and $4,858 at December 31, 2014. Forfeitures are used to reduce employer matching contributions to the Plan. Forfeitures of $13,306 were used in 2015 to reduce the Company’s matching contribution.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant, or their beneficiary, may receive the total value of their vested account in either a single lump-sum payment in cash, installments over a period of not more than a participant’s assumed life expectancy, in partial withdrawals, or in a joint and 100% survivor annuity. For participants who have attained age 70½, payments are made in accordance with minimum annual amounts as described in applicable sections of the Internal Revenue Code.

Withdrawals of all or any part of vested contributions during employment are permitted only under hardship circumstances which are set forth in accordance with applicable sections of the Internal Revenue Code and approved by the Plan Administrator. After a hardship withdrawal, a participant may not make contributions into their account for a period of six months. At age 59 ½, a participant can withdraw their contributions and Qualified Nonelective Contributions. At age 70 ½ they can withdrawal any part of their account balance.

Effective January 1, 2016, participants may withdraw all or a part of their accounts, including the Company matching contributions, upon reaching age 59½ or upon becoming disabled.

9

Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants in the Plan. Loan fees are charged directly to the participant requesting the loan, and transaction fees and recordkeeping fees are netted with appreciation/depreciation in fair value in each participant’s account. The Plan Sponsor paid all other administrative expenses of the Plan during 2015.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Internal Revenue Code. In the event of Plan termination, participants would become fully vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investments held by a defined contribution plan are required to be reported at fair value, except for the fully benefit-responsive investment contract. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 for discussion of fair value measurements.

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Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net change in fair value of investments includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are carried at their unpaid principal balance. Interest income is recognized when received, primarily per pay period. As delinquent participant notes 90 days past the due date are recorded as distributions based on the terms of the Plan agreement, no allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Benefit Payments

Benefit payments are recorded when paid.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962) (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan sponsor has elected to early adopt ASU 2015-12 retrospectively. As a result, certain disclosures have been eliminated as noted above. This standard did not have a material impact on the Plan’s reported results of operations or financial position.

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Topic 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan Sponsor has elected to early adopt ASU 2015-07 retrospectively. This standard did not have a material impact on the Plan’s reported results of operations or financial position.

11

Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

3.	FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establish a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Mutual funds and common stock – These investments consist of various publicly-traded mutual funds and common stock and are categorized as Level 1. The fair values are based on quoted market prices for the identical securities in an active market.

Fair value information for investments that are measured at fair value on a recurring basis was as follows at December 31, 2015 and 2014:

	Fair Value Measurements at December 31,2015
	Level 1	Level 2	Level 3	Totals
Mutual funds	$13,473,756	$—	$—	13,473,756
Rollins, Inc. common stock	1,491,824	—	—	1,491,824
Total investments, at fair value	$14,965,580	$—	$—	$14,965,580

	Fair Value Measurements at December 31, 2014
	Level 1	Level 2	Level 3	Totals
Mutual funds	$21,401,034	$—	$—	$21,401,034
Rollins, Inc. common stock	1,660,269	—	—	1,660,269
Total investments, at fair value	$23,061,303	$—	$—	$23,061,303

12

Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan holds a portfolio of investment contracts that comprises a synthetic guaranteed investment contract (GIC). This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The synthetic GIC is a wrapper contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, FSB. The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months.

5.	INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated April 15, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since submitting its application and receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has no income subject to unrelated business income tax. The Plan’s income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2015 and 2014, respectively, the Plan held approximately 58,000 and 50,000 shares of Rollins, Inc. Common Stock. The fair value of the Plan’s investment in Rollins, Inc. Common Stock at December 31, 2015 and 2014 was approximately $1.5 million and $1.7 million, respectively. During 2015, the Plan received $21,059 in dividends in Rollins, Inc. Common Stock, which was used to purchase additional shares of the stock.

At December 31, 2015 and 2014, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company (“Prudential”). Prudential is the custodian as defined by the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

13

Western Industries Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$26,748,649	$44,440,207
Add: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC at beginning of year	—	1,113,169
Less: employer contributions receivable at end of year	(389,009)	(608,629)

Net assets available for benefits per the Form 5500	$26,359,640	$44,944,747

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

Decrease in net assets available for benefits per the financial statements	$(17,691,558)
Less: employer contributions receivable at end of year	(389,009)
Add: employer contributions receivable at beginning of year	608,629
Less: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC at beginning of year	(1,113,169)

Decrease in net assets available for benefits per the Form 5500	$(18,585,107)

14

Supplemental Schedule

15

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

EIN: 20-0890604          Plan no: 006

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower,
	Lessor or Similar Party	Description of Investment	Current Value

		Mutual Funds:
	Franklin	Franklin Growth Adv	$1,617,560
	Victory Funds	Victory Sm Company Opp I	242,033
	Vanguard Funds	Vanguard Windsor II Adm Fund	2,708,495
	Vanguard Funds	Vanguard Tru 500 Admiral	1,131,896
	T. Rowe Price Funds	T. Rowe Price New Horizons Fund	913,941
	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	611,619
	American Funds	Capital World Growth R4 Fund	66,961
	Vanguard Funds	Mid Cap Index 1	61,806
	Vanguard Funds	AP Fund	8
	DWS	Metropolitan West Total	1,098,353
	American Funds	American Europacific Growth R4 Fund	1,790,360
	Oakmark	Equity & Income	2,036,765
	Morgan Stanley	Morgan Stanley Inst Mid Cap	1,093,959
*	Prudential	Prudential Guaranteed Fund, Western	10,641,830
*	Rollins, Inc.	Common Stock	1,491,824
*	Participant loans	Interest rates of 4.25%	752,230

			$26,359,640

*      Indicates a party-in-interest to the Plan

16

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

(Registrant)

Date: June 23, 2016	By:	/s/ Henry Anthony
Henry Anthony
Vice President, Rollin Inc.
Human Resources

17

INDEX OF EXHIBITS

Exhibit
Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.

18